UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission File Number: 1-13515

Full title of the plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FOREST OIL CORPORATION

1600 Broadway
Suite 2200
Denver, Colorado 80202

Retirement Savings Plan of
Forest Oil Corporation

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

With Independent Registered Public Accounting Firms’ Reports Thereon

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Table of Contents

Report of Independent Registered Public Accounting Firm
December 31, 2004

Report of Independent Registered Public Accounting Firm
December 31, 2003

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Notes to Financial Statements
December 31, 2004 and 2003

Supplemental Schedule
Schedule H, line 4i - Schedule of Assets
(Held at End of Year) - December 31, 2004

Signature

Index to Exhibits

Report of Independent Registered Public Accounting Firm

Plan Administrator, Committee, and Participants
Retirement Savings Plan of Forest Oil Corporation
Denver, CO

We have audited the accompanying statement of net assets available for benefits of the Retirement Savings Plan of Forest Oil Corporation (the “Plan”) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2004, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner & Hottman PC

June 2, 2005
Denver, Colorado

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Retirement Savings Plan of Forest Oil Corporation:

We have audited the accompanying statement of net assets available for benefits of the Retirement Savings Plan of Forest Oil Corporation (the Plan) as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of net assets available for benefits presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Denver, Colorado
June 1, 2004

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003

Assets
Investments, at fair value
Forest Oil common stock fund	$1,749,112	1,599,447
Common collective trust	3,870,212	2,869,451
Registered investment company funds	29,670,747	26,422,208
Loans to participants	733,441	686,460
Total investments	36,023,512	31,577,566
Receivables
Employer discretionary contribution	1,975,403	—
Dividends	3,951	3,092
Pending trades	—	38,147
Total receivables	1,979,354	41,239
Total assets	38,002,866	31,618,805
Liabilities
Pending trades	—	38,147

Net assets available for benefits	$38,002,866	31,580,658

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2004

2004
Contributions
Company matching and discretionary contributions, net of forfeitures applied	$3,828,864
Participant contributions	2,722,304
Rollover contributions	503,835
Total contributions	7,055,003
Investment income
Dividends, capital gains, and interest income	1,115,326
Net appreciation in fair value of investments, including realized and unrealized gains and losses	2,020,599
Net investment income	3,135,925
Deductions from net assets available for benefits
Distributions to participants	3,704,930
Administrative and other expenses	63,790
Total deductions from net assets available for benefits	3,768,720
Net increase in net assets available for benefits	6,422,208
Net assets available for benefits at beginning of year	31,580,658
Net assets available for benefits at end of year	$38,002,866

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Notes to Financial Statements

December 31, 2004 and 2003

Note 1.                                  Description of the Plan

The following description of the Retirement Savings Plan of Forest Oil Corporation (the “Plan”) provides only general information.  Participants should refer to the Plan agreement and prospectus/summary plan description for a more complete description of the Plan.  Copies of the Plan and the prospectus are available to all participants by contacting Forest Oil Corporation, attention General Counsel and Corporate Secretary, 1600 Broadway, Suite 2200, Denver, Colorado, 80202, Telephone: 303.812.1400; however, if a request is mailed on or after August 1, 2005, the request should be mailed to Forest Oil Corporation, attention General Counsel and Corporate Secretary, 707 17th Street, Suite 3600, Denver, Colorado, 80202, Telephone: 303.812.1400.

General

The Plan is sponsored by Forest Oil Corporation (“Forest”) and its affiliates that have from time to time adopted the Plan (collectively, the “Company”). The Plan was initially approved by Forest’s Board of Directors in 1981.  The Plan is a defined contribution plan under Section 401 of the Internal Revenue Code of 1986, as amended (the “Code”), and includes a cash or deferred compensation arrangement under Section 401(k) of the Code.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Generally, the Plan is available to any employee of the Company who is at least 18 years old other than (a) employees covered by a collective bargaining agreement, (b) certain nonresident aliens, (c) leased employees, (d) individuals who are deemed to be employees under certain rules under the Code, and (e) employees who have waived participation in the Plan.  Eligible employees begin participation in the Plan on the later of the date they begin employment or on their eighteenth birthday.  Participation in the Plan is automatic, however if a participant elects to defer pre-tax compensation, he or she must follow the procedures established by Forest’s Employee Benefits Committee (the “Administrative Committee”), which administers the Plan.

Trust Fund

All of the Plan’s assets are held in a trust fund under a trust agreement with The Charles Schwab Trust Company (“Schwab”), as trustee.  Schwab is responsible for the investment, administration, and management of the Plan’s assets, and performs recordkeeping functions for the Plan. Forest’s Board of Directors has sole discretion over the appointment, removal and replacement of the Plan’s trustee.  The fees of the trustee are paid from the Plan’s assets.

Contributions

Employees who participate in the Plan may elect to defer from 1% to 80% of their pre-tax compensation, subject to limits prescribed by the Code, as a contribution to the Plan (“Deferred Compensation Contribution”).  Each month, the Company contributes an amount equal to the Deferred Compensation Contribution made by each participant in the Plan, limited to

7% of the participant’s eligible compensation (“Company Matching Contribution”).  In addition, if a participant has attained the age of 50 before the end of a calendar year, the participant may elect to make additional “catch-up” contributions to the Plan in excess of the Code contribution limits, which will be treated as pre-tax contributions, but will not be considered for purposes of the Company Matching Contribution.  The table below sets forth the applicable Code limits for the periods presented:

	Deferred Compensation Contribution Limits	Catch-up Contribution Limits

2003	$12,000	2,000
2004	13,000	3,000
2005	14,000	4,000

Company Matching Contributions may be made in cash or shares of Forest’s common stock, or in any combination of cash and stock.  For the plan year ended December 31, 2004, total Company Matching Contributions of $1,853,461 were made to the Plan in cash.

At the sole discretion of Forest’s Board of Directors, or of the Executive Committee or the Compensation Committee of Forest’s Board of Directors, the Company may make additional contributions to the Plan (“Company Discretionary Contribution”). The Company Discretionary Contribution, if any, is in addition to Company Matching Contributions. Any Company Discretionary Contribution may be made in cash, in shares of Forest’s common stock, or in any combination of cash and stock.  A Company Discretionary Contribution for the plan year 2004 was made in cash, subsequent to year-end, in the aggregate amount of $1,975,403.   This contribution was allocated among all eligible participants in the Plan based on their considered compensation, whether or not the participant had previously elected to make any Deferred Compensation Contributions to the Plan. There were no Company Discretionary Contributions for the 2003 plan year.

Employees eligible to participate in the Plan may make a rollover contribution if they receive a qualifying distribution in accordance with procedures established by the Administrative Committee.  Any rollover contribution must be made in cash and will be allocated to an eligible employee’s account when received by the trustee.

Vesting

At all times participants are immediately vested in all Deferred Compensation Contributions, catch-up contributions and any rollover contributions made to the Plan plus the actual earnings on such amounts.  Company Matching Contributions and Company Discretionary Contributions allocated to a participant’s account vest pursuant to a graduated schedule based on years of vesting service.  The initial vesting in such contributions occurs after two years of vesting service.  A participant is 40% vested after two years of vesting service and thereafter will vest 20% each year until full vesting occurs.  Under certain conditions, a participant will become 100% vested in Company Matching Contributions and any Company Discretionary Contributions prior to the scheduled vesting dates.  Company Matching Contributions and Company Discretionary Contributions that have not vested are subject to forfeiture under certain conditions.   Forfeited balances are available to reduce subsequent Company Matching Contributions and/or to pay expenses associated with the administration of the Plan and the trust, as may be determined by the Administrative Committee.  In 2004, forfeitures of $17,751 were used to offset Company Matching Contributions.  The unused forfeiture balances at December 31, 2004 and 2003, were $9,712 and $12,721, respectively.

Effective October 31, 2003, the Plan was amended so that an individual who was employed by an entity that either becomes a controlled entity of the Company or sells or otherwise transfers properties or other significant assets to the Company or a controlled entity shall automatically be credited with hours of service for purposes of determining such individual’s years of vesting service based on the service such individual had with such entity, subject to certain conditions.

Payment of Benefits

Upon death, disability, retirement, or termination of service, a participant is eligible to receive one lump-sum payment in the amount equal to the participant’s vested account balance as soon as administratively feasible after the date the participant becomes entitled to receive a benefit payment.  Participants may direct the timing and manner of their distributions, which are paid in cash, except that shares of Forest stock allocated to a participant’s account may be distributed in cash or in kind, at the election of the participant or their beneficiary.  Participants may not make withdrawals from their accounts prior to termination of employment, except in the event of hardship, and under other limited circumstances.  Accounts with vested balances of $1,000 or less will be immediately distributed upon a distribution event.  Benefits are recorded as distributions to participants when paid.

Allocation of Contributions to Participant Accounts

Accounts for participants in the Plan are maintained by the trustee, including, as applicable, a before-tax account, an after-tax account (only applies to amounts credited prior to January 1, 1992), an employer contribution account for any Company Matching Contributions, Company Discretionary Contributions, and other contributions as may be necessary in order for the Company to cause the Plan to satisfy certain provisions in the Code, and an account for any rollover contributions.  All contributions, as well as the earnings attributable to such contributions, are held in the Plan’s trust fund.  All accounts reflect the daily pricing of the assets in which they are invested.  Earnings and losses and administrative expenses of the Plan are allocated to each participant’s account, by fund, in proportion to the participant’s fund balance relative to the total balance.

Investment Options

Various investment options are available to Plan participants.  During the plan year 2004, participants were able to allocate contributions among the following investment options: Forest Oil Common Stock Fund; PIMCO Total Return Fund; Dodge & Cox Balanced Fund; American Funds Growth Fund of America R4; Harbor International Fund; Heartland Value Fund; Janus Fund; Artisan Mid Cap Fund; Vanguard 500 Index Fund; Schwab Stable Value Fund; and American Funds Fundamental Class A Fund.  From time to time, the menu of available investment options under the Plan may change.

Loans to Participants

Pursuant to the terms of the Plan, loans may be made to the extent of 50% of a participant’s vested interest in all accounts, in a maximum amount of $50,000 and a minimum amount of $1,000.  The Plan limits participants to two outstanding loans at any time.  All loans are secured by a portion of the balances in the participant’s accounts.  The interest rate on the loans is determined based on interest rates charged by persons in the business of lending money for similar loans at the time the loan is made and remain fixed over the loan term.  Loans outstanding as of December 31, 2004 and 2003 bore interest rates ranging from 5.0% to 10.5% and 5.25% to 10.5%, respectively.  All outstanding loans must be repaid over a reasonable period of time not to exceed five years and must be repaid in full within 90 days following a participant’s termination of employment, except as permitted under the terms of a loan that was granted or renewed prior to August 1, 2001, as such loans will be governed by the provisions of the Plan and loan procedures in effect at the time the loan was granted.  In the event of default, the participant is deemed to have made a withdrawal of the unpaid principal balance. Expenses associated with the establishment and administration of a loan and any enforcement and collection activities associated with the loan are charged to the participant’s account.

Administrative Expenses

Expenses incident to the administration of the Plan and the trust including, but not limited to, trustee, recordkeeping, and custodial fees of the Plan, are paid by the trustee of the Plan from Plan assets. These expenses are allocated to participants based upon each participant’s share of the Plan’s total assets or, in the case where charges apply to a particular fund, based upon the participant’s share of the total fund assets.  The Company pays certain other expenses related to legal and compliance activities for the Plan.   Administrative and other expenses incurred by the Plan during the 2004 plan year totaled $63,790.  In addition to the administrative expenses paid by the Plan, during 2004 and subsequent to December 31, 2004, the Company paid administrative fees and expenses related to plan year 2004 activity of $35,330.  As described above under the caption “Vesting”, forfeited balances are available to reduce Company Matching Contributions and/or pay administrative expenses of the Plan and trust.

Plan Amendments, Termination and Merger

Forest’s Board of Directors maintains the right to terminate or amend the Plan at any time.  From time to time the Board makes amendments to the Plan, including without limitation,

amendments necessary to maintain a qualified status for the Plan under the Code.  All amendments are subject to limitations, including among others, no amendment may reduce a participant’s non-forfeitable interests in the Plan.  In 2004, the Board approved an amendment to the Plan concerning participation in the Plan,  to clarify that any eligible employee on January 1, 2004 who had not elected to complete the procedures established by the Administrative Committee to make Deferred Compensation Contributions to the Plan and who had attained the age of 18 would automatically become a participant on January 1, 2004, and any individual who becomes an eligible employee after January 1, 2004 would become a participant on the date they become an eligible employee or, if later, the day they attain age 18.

In the event of a termination or partial termination of the Plan, or complete discontinuance of contributions to the Plan, the balances of the affected participants as of the date of the termination or discontinuance shall become fully vested and non-forfeitable.  The total amount in each participant’s accounts shall be distributed to the participant or to the participant’s beneficiary, as the Administrative Committee shall direct, or shall continue to be held in trust for the participant’s benefit.  Further, the Plan may not be merged or consolidated with, and Plan assets or liabilities may not be transferred to, another plan unless immediately after the merger, consolidation or transfer, each participant would, in the event the other plan is terminated, receive a benefit equal to or greater than the benefit he or she would have received had the Plan terminated immediately before the merger, consolidation or transfer.

Note 2.                                  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Estimates

In the course of preparing the financial statements of the Plan, various assumptions and estimates have been made to determine the reported amounts of assets, liabilities and changes in net assets available for benefits, and in the disclosures of commitments and contingencies.  Changes in these assumptions and estimates will occur as a result of the passage of time and the occurrence of future events and, accordingly, actual results could differ significantly from amounts estimated.

Valuation of Investments

The Plan’s investments are stated at fair value in the Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003, as determined by the trustee.  Purchases and sales of securities are recorded on the trade date.  Dividends are recorded as earned on an accrual basis.  Pending trades are trades that had not settled as of December 31, and are reflected as receivables and payables on the Statements of Net Assets Available for Benefits.  The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying Statement of Changes in Net Assets Available for Benefits, and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end fair value.

Investment fair values are determined as follows:

•                  Investments in the Company’s common stock are valued at the last reported sales price on the last trading day of the year.

•                  Investments in common/collective trusts are valued based upon the fair values of the underlying net assets of the trusts, as determined by the trustee.  The Schwab Stable Value Fund is the only common collective trust held by the Plan.  Investments in the Schwab Stable Value Fund are recorded at contract value as the contracts are fully benefit-responsive.  As such, participants may direct the withdrawal or transfer of all or a portion of their investments at contract value.  The fair value of the investments in this fund is estimated to be approximately equal to the contract value at December 31, 2004 and 2003.  The average yield of the Schwab Stable Value Fund for the years ended December 31, 2004 and 2003 was 3.7% and 4.0%, respectively.

•                  Investments in registered investment company funds are valued using published market prices which represent the net asset value of shares or units held by the Plan as of December 31.

•                  Participants’ loans receivable are valued at their unpaid principal balance, which approximates fair value.

Participants’ ownership interests in the various investment options are represented by units. The total value of each fund at any given time consists of the market value of the investments held in the fund, including any income retained on such investments. The average unit value for each fund is computed by dividing the number of units outstanding into the total value of the fund.

Note 3.                                  Investments

The trustee holds the Plan’s investments in a trust fund and executes all investment transactions.

During the year ended December 31, 2004, the fair value of the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Year Ended December 31, 2004
Net appreciation in fair value of investments:
Common stock fund	$167,462
Common collective trust	131,254
Registered investment company funds	1,721,883
$2,020,599

The table below sets forth the fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2004 and 2003:

	2004		2003
	Fair Value	%	Fair Value	%
Artisan Mid Cap Fund	$2,709,521	7.1	1,882,902	6.0
Dodge & Cox Balanced Fund	5,018,745	13.2	4,292,428	13.6
Forest Oil Common Stock Fund	—	—	1,599,447	5.1
American Funds Growth Fund of America R4	5,330,872	14.0	—	—
Harbor International Fund	4,477,858	11.8	3,735,909	11.8
Heartland Value Fund	5,924,541	15.6	5,674,548	18.0
Janus Fund	—	—	6,033,184	19.1
Schwab Stable Value Fund	3,870,212	10.2	2,869,451	9.1
Vanguard 500 Index Fund	3,886,455	10.2	3,193,633	10.1

Note 4.                                  Tax Status of the Plan

The IRS issued a determination letter dated November 10, 2004 stating that the Plan, as amended, and as then designed, was qualified under Section 401(a) of the Code and that the trust was therefore exempt from federal income tax under Section 501(a) of the Code. The Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the Code, and that the Plan is qualified and the related trust continues to be tax-exempt.

Note 5.                                  Related Party Transactions

The Plan’s investments include units of a common collective trust and mutual funds managed by Schwab.  Schwab serves as the trustee, custodian, and recordkeeper and, therefore, transactions in funds managed by Schwab qualify as party-in-interest transactions.  In addition, the Plan’s investments include shares of the Company’s common stock.  The Company is the sponsor of the Plan and, therefore, these transactions qualify as party-in-interest.

Note 6.                                  Risk and Uncertainties

The Plan provides for various investment options, including Company common stock, a common collective trust, and registered investment company funds.  Investments, in general, are exposed to various risks and uncertainties, including, among others, significant global events, political risks, changes in interest rates, economic conditions, credit risks, and overall market volatility.  As described above, under Note 1, participants in the Plan have various investment options to which they may allocate their contributions and account balances.  These investment options have individual risk profiles that may cause them to respond differently to changes in the risks and uncertainties summarized above.  Due to the level of risk associated with the Plan’s investments, it is reasonably possible that changes in the fair value of the Plan’s investments will occur in the near term, and that such changes could cause the Plan’s net assets available for benefits to differ materially from those reported as of December 31, 2004.

Note 7.                                  Plan Merger

On December 31, 2004, The Wiser Oil Company Savings Plan was merged into the Plan and on January 3, 2005 assets in the amount of $1,240,252 were deposited into the trust maintained under the Plan for which Schwab serves as trustee.  The merger was a result of Forest’s acquisition of The Wiser Oil Company (“Wiser”) in June 2004.  A participant in the Wiser plan became eligible to participate in the Plan on their date of employment with Forest.  Wiser employees whose employment was terminated had the right to take a distribution of their account or to leave their account in the Wiser plan, which was merged into the Plan.  As of the date of the merger, there were no active participants in the Wiser plan.

Note 8 .                               Subsequent Events

Audited

In May 2005, the Board of Directors of Forest approved an amendment to the Plan.  The amendment made a number of technical revisions to the Plan, to comply with changes in the applicable IRS regulations.  These changes included, among others, modifying the catch-up contribution provisions effective as of January 1, 2002 to conform with the final IRS regulations and changing the employer safe harbor contributions provisions effective as of January 1, 2006.  In addition, the amendments reduced the mandatory cash-out amount from $5,000 to $1,000 effective as of March 28, 2005.

Unaudited

In June 2005, the Administrative Committee approved certain changes to the Plan’s menu of investment options. Generally, the changes are scheduled to be effective in August 2005.  These changes include dropping two offerings, the Forest Oil Common Stock Fund and the Vanguard 500 Index Fund, adding the Schwab S&P 500 Fund, and changing the class of shares offered under three of the funds that will continue to be available investment options.  Participants will have until

December 29, 2006 to liquidate their balances in the Forest Oil Common Stock Fund and redirect these funds.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

Name of plan sponsor:  Forest Oil Corporation

Employer Identification Number: 25-0484900

Plan Number: 003

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including rate of interest, collateral, par, or maturity value	(e) Current Value

*	Forest Oil common stock fund	Employer securities	$1,749,112
*	Schwab Stable Value Fund	Common Collective Trust	3,870,212
	American Funds Fundamental, Class A Funds	Registered Investment Company	852,350
	Artisan Mid Cap Fund	Registered Investment Company	2,709,521
	Dodge & Cox Balanced Fund	Registered Investment Company	5,018,745
	American Funds Growth Fund of America R4	Registered Investment Company	5,330,872
	Harbor International Fund	Registered Investment Company	4,477,858
	Heartland Value Fund	Registered Investment Company	5,924,541
	Janus Fund	Registered Investment Company	9,182
	PIMCO Total Return Fund	Registered Investment Company	1,461,223
	Vanguard 500 Index Fund	Registered Investment Company	3,886,455
*	Loans to participants	Loans (5% to 10.5%)	733,441

	Total investments		$36,023,512

*  Represents a party-in-interest

See accompanying independent registered public accounting firm’s report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Retirement Savings Plan of Forest Oil Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Dated: June 27, 2005	By:	/s/ David H. Keyte
David H. Keyte, Chairman of the Employee Benefits Committee of Forest Oil Corporation

INDEX TO EXHIBITS

Exhibit	Description

23.1	Consent of Ehrhardt, Keefe, Steiner & Hottman PC

23.2	Consent of KPMG LLP